Item 77D - DWS Unconstrained Income VIP
(formerly DWS Strategic Income VIP (a series of
DWS Variable Series II)

DWS Unconstrained Income VIP (formerly DWS
Strategic Income VIP)

Effective on September 22, 2011 (the "Effective
Date"), the following changes were made to the fund's name, investment objective and investment strategy.

The fund's investment objective was changed as follows:

The fund seeks a high total return.

The fund's investment strategy was updated as follows:

Main investments. Under normal circumstances, the fund invests mainly in fixed income securities issued by both US and foreign corporations and governments. The credit quality of the fund's investments may vary; the fund may invest up to 100% of total assets in either investment-grade fixed income securities or in junk bonds, which are those below the fourth highest credit rating category (that is, grade BB/Ba and below). The fund may also invest in emerging markets securities, mortgage- and asset-backed securities, adjustable rate loans that have a senior right to payment ("Senior Loans") and other floating rate debt securities and dividend-paying common stocks.

Because the fund may invest in fixed income securities of varying maturities, the fund's dollar-weighted average effective portfolio maturity will vary. As of December 31, 2010, the fund had a dollar-weighted average effective portfolio maturity of 7.28 years. In determining the fund's dollar-weighted average effective portfolio maturity, portfolio management uses a security's stated maturity or, if applicable, an earlier date on which portfolio management believes it is probable that a maturity-shortening device (such as a call, put, pre-refunding, or prepayment provision) will cause the security to be repaid earlier than the stated maturity date. Portfolio management will manage duration depending on its forecast for interest rates.

Management process. In deciding which types of securities to buy and sell, portfolio management typically weighs a number of factors against each other, from economic outlooks and possible interest rate movements to changes in supply and demand within the fixed income securities market. In choosing individual fixed income securities, portfolio management considers how they are structured and uses independent analysis of issuers' creditworthiness.

Portfolio management will not be constrained in the management of the fund relative to an index and may shift the allocations of the fund's holdings, favoring different types of securities at different times, while still maintaining variety in terms of the companies and industries represented in the fund's holdings. Total return is a combination of capital appreciation and current income.




On the Effective Date, the following non-fundamental policies were removed:

The fund may not purchase options, unless the aggregate premiums paid on all such options held by the fund at any time do not exceed 20% of its total assets; or sell put options, if, as a result, the aggregate value of the obligations underlying such put options would exceed 50% of its total assets.

The fund will not sell put options if, as a result, more than 50% of the fund's total assets would be required to be segregated to cover its potential obligations under such put options other than those with respect to futures and options thereon.

The fund generally will not enter into a transaction to hedge currency exposure to an extent greater, after netting all transactions intended wholly or partially to offset other transactions, than the aggregate market value (at the time of entering into the transaction) of the securities held in its portfolio that are denominated or generally quoted in or currently convertible into such currency, other than with respect to proxy hedging or cross hedging.

To the extent the fund engages in proxy hedging, the amount of the commitment or option would not exceed the value of the fund's securities denominated in correlated currencies.

The fund will not sell interest rate caps or floors where it does not own securities or other instruments providing the income stream the fund may be obligated to pay.

On the Effective Date, the following non-fundamental policies were added:

No more than 5% of total assets may be invested in credit default swaps for purposes of buying credit protection on individual securities if the fund does not own the underlying security or securities at the time of investment.

The fund may invest up to 15% of its total assets in credit default swaps








E:\Electronic Working Files\03 - NSAR\2011\12-31-11\DWS Variable
Series II\03-Exhibits\Exhibit 77D Strategic Income VIP Balanced VIP and Large Cap Value VIP.doc